BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 PHONE: 615.726.5600 FAX: 615.726.0464

www.bakerdonelson.com

LORI METROCK, SHAREHOLDER

Direct Dial: 615.726.5768

Direct Fax: 615.744.5768

E-Mail Address: lmetrock@bakerdonelson.com

October 20, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Mr. Joseph McCann

RE:	Provectus Biopharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 5, 2016
File No. 001-36457

Dear Mr. McCann:

This letter is provided on behalf of Provectus Biopharmaceuticals, Inc. (sometimes referred to herein as the “Company,” “Provectus,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 18, 2016 to Mr. Timothy C. Scott regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are filing a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) with the Commission concurrently with this letter. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Preliminary Proxy Statement.

For ease of reference, we have reproduced your comment immediately preceding the Company’s response.

Proposal 1

Comment

1.    We refer to your disclosures on pages 7 and 8 concerning the Rights Offering and the anti-dilution protections applicable to the Series B Convertible Preferred Stock. Please revise

ALABAMA        FLORIDA        GEORGIA         LOUISIANA        MISSISSIPPI        TENNESSEE        TEXAS         WASHINGTON, D.C.

Mr. Joseph McCann

Securities and Exchange Commission

October 20, 2016

these paragraphs to provide the disclosures set forth in Item 11 to Schedule 14A for each of these two potential share issuances or explain to us whether shareholders will have a separate opportunity to vote on these transactions.

Response

Although our stockholders are not voting on (and are not required to vote on) the issuance of securities pursuant to the Rights Offering or the anti-dilution provisions applicable to the Series B Convertible Preferred Stock and warrants issued in the August 2016 Preferred Stock and Warrant Offering, we have added disclosure in our Revised Preliminary Proxy Statement to provide the disclosures set forth in Item 11 to Schedule 14A to the extent they are applicable to the potential issuances of shares of common stock as a result of the Rights Offering and the anti-dilution protections applicable to the Series B Convertible Preferred Stock and warrants issued in the August 2016 Preferred Stock and Warrant Offering.

Proposal 2

Comment

2.    We refer to your disclosure on page 9 concerning the reasons why you are seeking approval of Proposal 1. In this section of the proxy, your disclosure suggests that you could utilize the reverse split called for by Proposal 2 to effectuate the Rights Offering even if shareholders were to reject Proposal 1. Accordingly, please amend your disclosure concerning Proposal 2 to state affirmatively whether you have plans (contingent or otherwise) to use the reverse split to effectuate the Rights Offering. With reference to your disclosures on pages 8 and 9, please also provide similar disclosure concerning potential issuances resulting from anti-dilution and price adjustment provisions for outstanding securities and concerning issuances to be made pursuant to the Cantor Agreement.

Response

We have added disclosure in our Revised Preliminary Proxy Statement indicating that, if Proposal 1 is not approved by our stockholders and if Proposal 2 is approved by our stockholders, we intend to effectuate the Reverse Stock Split and utilize the additional shares of common stock authorized and unissued as a result of the Reverse Stock Split to issue shares of common stock in satisfaction of the price protection provisions of the Series B Convertible Preferred Stock and warrants issued in the August 2016 Preferred Stock and Warrant Offering and will use any remaining available shares to effectuate the Rights Offering, although we do not believe that effectuating the Reverse Stock Split alone will be sufficient to complete the Rights Offering. In addition, we have added disclosure in the Revised Preliminary Proxy Statement indicating that we do not believe it is likely that we will have a sufficient number of shares of common stock available to issue shares of common stock under the Cantor Agreement (if and when we determine that it is in the Company’s best interests to issue shares of common stock

Mr. Joseph McCann

Securities and Exchange Commission

October 20, 2016

pursuant to the Cantor Agreement) or for future financings unless the amendment to our Certificate of Incorporation to increase the number of shares of common stock we are authorized to issue is approved by our stockholders.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (615) 726-5768 if you have any questions regarding these responses.

BAKER, DONELSON, BEARMAN,

CALDWELL & BERKOWITZ, PC

Lori Metrock

cc:	Timothy C. Scott, President

Peter R. Culpepper, Interim CEO and COO

Tonya Mitchem Grindon, Esq.